November 30, 2010

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-8561

Re:           VDO-PH International (the “Company”)
Amendment two to Registration Statement on Form S-1
Filed: November 12, 2010
File No.: 333-168941

Dear Mr. Spirgel:

We are in receipt of your correspondence dated November 18, 2010, with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

Registration Statement on Form S-1

General

1.	The financials have been updated in accordance with Rule 8.08 of Regulation S-X.

2.	The accountants consent has been updated as requested.

3.
Our previous analysis has been removed and a more complete analysis has been provided to include the relationship between the Company and the selling shareholders.   We have deleted the statement that none of the selling shareholders are related to the principals.  We also disclosed the relationships between the selling shareholders along with the value of the shares being registered relative to the proceeds (services) received from the selling shareholder.   Disclosure has been previously provided on the Prospectus Cover Page, paragraph 1, indicating that none of the selling shareholders is in the business of buying and selling securities.  Additional disclosure indicating the total number of shares being owned by non-affiliates and the percentage which was derived by taking the total number of shares being offered by both affiliates (375,000) and non-affiliates (631,004) for a total of 1,006,004 divided by the total shares owned by non-affiliates (4,555,204).  This equates to twenty two percent (22%).

Prospectus Cover Page

4.	Disclosure that there is no market for our common stock has been provided.

5.	Language has been replaced as requested.

Our Business, page 5

6.	Disclosure that we do not believe the Company is a “blank check company” has been provided.

Our Financial Situation, page 5

Recent Developments, page 5

7.
References to the Company becoming “more profitable”, starting production of our primary product(s), additional strategies, relationships and alliances in the video/telephony industry, additional acquisitions and significant revenues as reflective of our current condition have been revised to more accurately reflect our current conditions.

Risk Factors, page 7

Risks Relating to Our Business, page 7

8.	Two risk factors with the additional requested disclosures have been provided.

Risks Related to Our Common Stock, page 7

9.	The header and body of the “dilution” risk factor have been revised to indicate clearly that the Company is not offering any securities.

Plan of Distribution, page 10

10.	The requirements of 144(i) have been disclosed in this section as requested.

Selling Security Holders, page 11

11.
Disclosure as to the nature of relationships between selling shareholders and the Company, its predecessors or affiliates has been revised to reflect consistent disclosure with the table.  In addition each of the founders of the Company has been identified.   Other than the preparation and filing of the Registration Statement, legal counsel or its support staff has had no material relationship with the issuer within the last three years.

Description of Business, page 15

12.	Disclosure indicating the requested additional challenges has been provided.

Industry Background, page 15

13.	To alleviate any potential confusion to the reader, the previously disclosed assertions related to the industry have been deleted.

Manufacturing, page 17

14.
Disclosure marketing how our software demonstrates all claimed capabilities and how it was tested has been provided.  In addition, the chart has been revised to clarify which function is operational and which are not.  The functions not yet functional are also not yet complete.

15.	Disclosure has been further revised to specify the functions we intend to provide through our software as opposed to functions provided via off-the-shelf software and hardware.

16.
Supplementally, please be advised that the average time noted was derived from multiple test situations where off the shelf systems were unboxed then loaded with software programs including some of those developed by the Company and currently operational.   The tests were performed on several occasions to establish an average time requirement and to determine the size of the facility the Company will need to lease for actual production of the finished produce.

Competition, page 18

17.	Revisions providing for both direct and indirect competitors have been provided.

Plan of Operation, page 19

18.	The disclosure as to the nature of the participation of family members who are not officers and directors has been provided.

19.	The reference to many of the in-house programmers has been revised to state some of “our in-house programmers have greater ability to then outsourced programmers”.

20.	The reference to “all of these advances in the day to day lives but none in the business telephone service” has been deleted.

Requirements, page 20

21.
The $50,000 costs have been incorporated into the estimate for funds needed through January 31, 2011.  Supplementally, the estimate for funds needed through January 2011 decreased because of an increase in capital provided by the founding family members.   This disclosure has been reconciled with the risk factor disclosed on page seven.

22.	Disclosure indicating our cash requirements during the next year has been provided based on the scenario of our product being launched vs. the scenario of our product not being launched.

Contracts, page 21

23.	Disclosure indicating that our only contact with Cox Media has been with a business account manager who does not have authority to contractually bind Cox Media has been provided

Certain Relationships and Related Transactions, page 26

24.
 All related party relationships have been clarified.  The revised disclosure previously provided in Managements Discussion and Analysis has been re-positioned in the Requirements discussion, as well as a discussion of why the loans were obtained.  Such loans were not in writing.

Exhibits, page 28

25.	The legal opinion has been revised to reflect the fact that we are no longer offering shares on behalf of the Company.

Recent Sales of Unregistered Securities, page 28

26.
Disclosure clarifying the current number of shares issued and outstanding and the consideration paid has been provided.  Additional disclosure sets forth the number of persons to whom securities were sold and the consideration paid.

Undertakings, page 28

27.	Appropriate revisions to this Section have been provided.

Financial Statements, page F-1

28.	We apologize for the placement of the financial statements in Amendment Two. We have provided our EDGAR filer with proper order for filing within the prospectus and prior to, Part II.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

By:	/s/ Valeria Stringer
Valeria Stringer